Media Release
Planegg/Munich, Germany, October 21, 2022

MorphoSys Reports Preliminary Q3 2022 Monjuvi U.S. Sales and Updates Financial Guidance for 2022

-Preliminary Q3 2022 Monjuvi U.S. net product sales of US$ 22.2 million (€ 21.9 million)
-Anticipated full year 2022 Monjuvi U.S. net product sales of approximately US$ 90 million

MorphoSys AG (FSE: MOR; NASDAQ: MOR) today reported preliminary Monjuvi® U.S. net product sales for the third quarter of 2022 and provided an update to its financial guidance for 2022.
Preliminary Monjuvi® (tafasitamab-cxix) U.S. Net Product Sales are US$ 22.2 million (€ 21.9 million) for the third quarter of 2022 and US$ 64.1 million (€ 60.2 million) for the first nine months of 2022. For the full year of 2022, MorphoSys now expects Monjuvi U.S. net product sales of approximately US$ 90 million (previously: US$ 90 to US$ 110 million). All other aspects of the financial guidance for 2022 remain unchanged.
“As indicated last quarter, we are seeing the impact of increased competitive activity with additional treatment options now available for patients with relapsed or refractory diffuse large B-cell lymphoma. This led to a sequential decline of Monjuvi sales in the third quarter,” said Jean-Paul Kress, M.D., Chief Executive Officer of MorphoSys. “While our teams remain highly engaged to ensure increasing awareness and use of Monjuvi as an NCCN preferred option for appropriate patients, it was prudent to lower our expectations for the full year product sales to approximately US$ 90 million, given where sales are year-to-date.”
The previous financial guidance for 2022 was provided by MorphoSys on July 26, 2022 and reiterated on August 3, 2022.
Full financial results for the third quarter of 2022 will be published on November 16, 2022, followed by a conference call on November 17, 2022.

Full Year 2022 Financial Guidance:

Amounts in million	Updated 2022 Financial Guidance	Previous 2022 Financial Guidance	2022 Guidance Insights
Monjuvi U.S. net products sales	Approx. US$ 90m	US$ 90m to 110m	100% of Monjuvi U.S. product sales are recorded on MorphoSys’ income statement and related profit/loss is split 50/50 between MorphoSys and Incyte.
Gross margin for Monjuvi U.S. net product sales	75% to 80%	75% to 80%	100% of Monjuvi U.S. product cost of sales are recorded on MorphoSys’ income statement and related profit/loss is split 50/50 between MorphoSys and Incyte.
R&D expenses	€ 275m to 300m	€ 275m to 300m
SG&A expenses	€ 150m to 165m	€ 150m to 165m	53% to 58% of mid-point of SG&A expenses represent Monjuvi U.S. selling costs of which 100% are recorded in MorphoSys’ income statement. Incyte reimburses MorphoSys for half of these selling expenses.

About MorphoSys
At MorphoSys, we are driven by our mission: More life for people with cancer. As a global commercial-stage biopharmaceutical company, we use groundbreaking science and technologies to discover, develop, and deliver innovative cancer medicines to patients. MorphoSys is headquartered in Planegg, Germany, and has its U.S. operations anchored in Boston, Massachusetts. To learn more, visit us at www.morphosys.com and follow us on Twitter and LinkedIn.

About Monjuvi® (tafasitamab-cxix)
Tafasitamab is a humanized Fc-modified CD19 targeting immunotherapy. In 2010, MorphoSys licensed exclusive worldwide rights to develop and commercialize tafasitamab from Xencor, Inc. Tafasitamab incorporates an XmAb® engineered Fc domain, which mediates B-cell lysis through apoptosis and immune effector mechanism including Antibody-Dependent Cell-Mediated Cytotoxicity (ADCC) and Antibody-Dependent Cellular Phagocytosis (ADCP).

In the United States, Monjuvi® (tafasitamab-cxix) is approved by the U.S. Food and Drug Administration in combination with lenalidomide for the treatment of adult patients with relapsed or refractory DLBCL not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). This indication is approved under accelerated approval based on overall response rate. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial(s).

In Europe, Minjuvi® (tafasitamab) received conditional marketing authorization in combination with lenalidomide, followed by Minjuvi monotherapy, for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) who are not eligible for autologous stem cell transplant (ASCT).

Tafasitamab is being clinically investigated as a therapeutic option in B-cell malignancies in several ongoing combination trials.

Monjuvi® and Minjuvi® are registered trademarks of MorphoSys AG. Tafasitamab is co-marketed by Incyte and MorphoSys under the brand name Monjuvi® in the U.S., and marketed by Incyte under the brand name Minjuvi® in Europe, the UK and Canada.

XmAb® is a registered trademark of Xencor, Inc.

Forward Looking Statements
This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys' expectations may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys' reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys' Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

Media Contacts: Thomas Biegi Vice President Tel.: +49 (0)89 / 899 27 26079 thomas.biegi@morphosys.com	Investor Contacts: Dr. Julia Neugebauer Head of Investor Relations Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com
Kaitlyn Nealy Senior Director Tel: +1 857 321 8449 kaitlyn.nealy@morphosys.com